Exhibit 21.01
Symantec Corporation
Subsidiaries

Name of Subsidiary	State or other Jurisdiction of Incorporation
Symantec Asia Pacific Pte. Ltd.	Singapore
Symantec International Limited	Ireland
Symantec Japan Inc.	Japan
Symantec Japan KK	Japan
Symantec Limited	Ireland
Symantec Operating Corporation	Delaware
Symantec (UK) Limited	United Kingdom